

June 12, 2012

Via E-Mail
Mr. Scott Perry
Chief Financial Officer
AuRico Gold Inc.
110 Yonge Street, Suite 1601
Toronto, Ontario M5C 1T4

> **Re:** **AuRico Gold Inc.**
> **Form 40-F for the Fiscal Year Ended December 31, 2011**
> **Filed March 29, 2012**
> **File No. 001-31739**

Dear Mr. Perry:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 40-F for the Fiscal Year Ended December 31, 2011

Exhibit 99.2 – Management's Discussion and Analysis

Summarized Financial and Operating Results, page 6

1.   We note your cash cost per ounce disclosure in this section and elsewhere in your filing, and from the information provided we are unable to replicate your cash cost calculations. Please provide supplementally the information you used to prepare the cash costs for your filing and consider disclosing in future filings whether your cash cost calculation utilized guidance from the Gold Institute or another industry group code. Please clarify whether depletion from your deferred stripping would be utilized in your cash cost calculations.

Ocampo Operational Review, page 10

El Chanate Operational Review, page 13

2.   We note your disclosure of capitalized stripping for the Ocampo and El Chanate projects. Please provide supplementally your annual capitalized stripping quantities (tonnage) and associated capital costs since project inception along with the associated capitalized stripping amounts depleted for each project. Please include a brief discussion regarding the probability the capitalized stripping will be successfully depleted during your life of mine operations.

Exhibit 99.3- Consolidated Audited Financial Statements

Notes to the Consolidated Financial Statements, page 6

3. Summary of significant accounting policies, page 6

(f) Long-lived assets, page 8

Mining interests, page 9

3.   We note that your production stage mining interests are depleted over the life of the mine using the unit-of-production method based on estimated proven and probable reserves of the mine and the portion of mineralization expected to be classified as reserves. We further note your responses to prior staff comments on the use of a portion of mineralization expected to be classified as reserves when you reported under Canadian generally accepted accounting principles. Please advise us of the following:

   a. Tell us the percentage and amount of measured, indicated and inferred resources that you include in the portion of mineralization expected to be classified as reserves, and tell us whether there have been any changes to your policy since fiscal 2009 or upon adoption of IFRS; and

   b. Explain to us in sufficient detail the basis for your conclusion to continue to include measured, indicated and inferred resources in your depletion base under IFRS and cite the authoritative guidance you now rely upon to justify this conclusion. In your response, also tell us how you considered the following factors for each type of resource in assessing the probability that such resources will be converted into reserves:

      • The Company's history of converting resources into reserves;

      • The reasons for not undertaking the additional work to convert resources into reserves;

- The type of deposit(s);

- The closeness of the scheduled start of the work to convert resources into reserves;

- The variations in the chemical or physical characteristics of the orebody, which may significantly affect whether it is economically viable to extract and process resources;

- The Company's preliminary assessment of the net present value of the resources and the sensitivity of that assessment to changes in key variables (e.g., commodity prices); and

- The extent to which the resource is currently accessible or will require additional cost to access the resource.

5. Transition to IFRS, page 17

4.   We note your disclosure that IFRS requires first-time adopters to retrospectively apply all effective standards as of the reporting date, but provides for certain optional exemptions and mandatory exceptions for first-time adopters which are outlined in the notes to the reconciliations below; and that the Company has applied these exemptions to its opening balance sheet dated January 1, 2010. To the extent that your primary financial statements reflect the use of mandatory exceptions, please identify for us the items or class of items to which the exceptions were applied and describe to us the accounting principle that was used and how it was applied. In addition and to the extent material, also qualitatively describe to us the impact on the financial condition, changes in financial condition and results of operations that the treatment specified by IFRS would have had absent these mandatory exceptions.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joanna Lam at (202) 551-3476 or John Archfield at (202) 551- 3315 if you have questions regarding comments on the financial statements and related matters. Please contact George K. Schuler, Mining Engineer, at (202) 551-3718 if you have questions regarding engineering comments.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining